Exhibit 99.1

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars, except for number of shares)

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Assets
Current assets:
Cash	$2,814,898	$3,685,043
Restricted cash	10,283	9,413
Accounts receivable	2,803,083	2,495,301
Inventories	1,916,517	1,761,880
Prepaid expenses and other current assets	1,012,463	1,066,032
Total current assets	8,557,244	9,017,669

Non-current assets:
Property, plant and equipment, net	820,824	853,959
Intangible assets, net	98,553	83,906
Operating right-of-use assets, net	988,983	1,106,024
Finance lease right-of-use assets, net	171,220	194,478
Deferred tax assets, net	671,319	558,683
Other non-current assets	3,933,614	3,510,363
Total non-current assets	6,684,513	6,307,413
TOTAL ASSETS	$15,241,757	$15,325,082

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,394,097	$1,819,647
Advance from customers	286,301	141,737
Accrued expenses and other current liabilities	1,414,073	1,345,210
Taxes payable	28,050	21,916
Operating lease liabilities, current	494,005	473,116
Finance lease liabilities, current	37,651	36,277
Total current liabilities	4,654,177	3,837,903

Non-current liabilities:
Operating lease liabilities, non-current	495,750	633,249
Finance lease liabilities, non-current	109,001	127,834
Total non-current liabilities	604,751	761,083
TOTAL LIABILITIES	$5,258,928	$4,598,986

Commitments and Contingencies	—	—

Shareholders’ equity
Class A ordinary shares, par value of $0.0005 per share; 495,000,000 shares authorized, 6,581,250 shares issued and outstanding as of September 30, 2025 and March 31, 2025	$3,291	$3,291
Class B ordinary shares, par value of $0.0005 per share; 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of September 30, 2025 and March 31, 2025	2,500	2,500
Additional paid-in capital	4,855,795	4,855,795
Statutory reserve	813,235	813,235
Retained earnings	6,110,175	7,081,318
Accumulated other comprehensive loss	(1,802,167)	(2,030,043)
Total shareholders’ equity	9,982,829	10,726,096
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$15,241,757	$15,325,082

 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2025	2024
Net revenue	$8,465,588	$9,218,459
Cost of revenue	(5,990,079)	(6,470,715)
Gross profit	2,475,509	2,747,744

Operating expenses:
Selling expenses	(667,073)	(752,926)
General and administrative expenses	(2,436,926)	(2,468,416)
Research and development expenses	(331,097)	(332,155)
Total operating expenses	(3,435,096)	(3,553,497)
Loss from operations	(959,587)	(805,753)

Other expenses:
Other non-operating income/(expenses), net	32,306	(34,766)
Government subsidy	-	138,845
Foreign currency exchange losses	(139,017)	(241,996)
Financial and interest (expenses)/income, net	(10,712)	7,530
Total other expenses	(117,423)	(130,387)

Loss before income tax benefit	(1,077,010)	(936,140)
Income tax benefit	105,867	191,820
Net loss	(971,143)	(744,320)

Other comprehensive income
Foreign currency translation adjustment	227,876	295,194
Total comprehensive loss	$(743,267)	$(449,126)

Loss per share*
Basic and Diluted	$(0.08)	$(0.06)
Weighted average number of ordinary shares
Basic and Diluted	11,581,250	11,581,250

*	Basic and diluted loss per share are the same for Class A ordinary shares and Class B ordinary shares.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands of U.S. dollars, except for number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	earnings	loss	equity
Balance as of March 31, 2024	6,581,250	$3,291	5,000,000	$2,500	$4,855,795	$813,235	$8,491,783	$(1,868,937)	$12,297,667
Net loss	-	-	-	-	-	-	(744,320)	-	(744,320)
Foreign currency translation adjustment	-	-	-	-	-	-	-	295,194	295,194
Balance as of September 30, 2024	6,581,250	$3,291	5,000,000	$2,500	$4,855,795	$813,235	$7,747,463	$(1,573,743)	$11,848,541

Balance as of March 31, 2025	6,581,250	$3,291	5,000,000	$2,500	$4,855,795	$813,235	$7,081,318	$(2,030,043)	$10,726,096
Net loss	-	-	-	-	-	-	(971,143)	-	(971,143)
Foreign currency translation adjustment	-	-	-	-	-	-	-	227,876	227,876
Balance as of September 30, 2025	6,581,250	$3,291	5,000,000	$2,500	$4,855,795	$813,235	$6,110,175	$(1,802,167)	$9,982,829

 The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in U.S. dollars, except for number of shares)

	For the six months ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(971,143)	$(744,320)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory write-downs	42,909	108,257
Depreciation and amortization	121,848	108,167
Amortization of right-of-use asset	286,341	259,582
Loss from disposal of property, plant and equipment	2,216	1,497
Deferred tax benefit	(105,867)	(191,820)
Foreign currency exchange losses	129,038	189,653
Changes in operating assets and liabilities:
Accounts receivable	(298,246)	(479,077)
Inventories	(157,316)	(10,449)
Prepaid expenses and other current assets	72,340	(221,742)
Other non-current assets	18,025	54,925
Accounts payable	538,199	336,256
Advance from customers	143,723	(56,965)
Taxes payable	4,528	1,453
Accrued expenses and other current liabilities	43,876	(223,442)
Operating lease liabilities	(262,338)	(250,801)
Financing lease liabilities	(17,794)	(2,208)
Net cash used in operating activities	(409,661)	(1,121,034)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(14,481)	(44,006)
Prepayments for long-term equipment and mold models	(431,678)	-
Purchase of land	-	(539,513)
Purchase of intangible assets	(34,878)	(83,346)
Net cash used in investing activities	(481,037)	(666,865)

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities	-	-

Effect of exchange rate changes on cash and restricted cash	21,423	52,580

Net change in cash and restricted cash	(869,275)	(1,735,319)
Cash and restricted cash, beginning of the period	3,694,456	5,734,747
Cash and restricted cash, end of the period	$2,825,181	$3,999,428

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$(4,667)	$-

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease obligations	$134,295	$-
Increase in accrued expenses and other liabilities related to intangible asset acquisitions	$(3,216)	$-
Purchase of property, plant and equipment included in accrued expenses and other liabilities	$(3,426)	$-

The following tables provide a reconciliation of cash and restricted cash reported within the statement of financial position that total the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	September 30,	September 30,
	2025	2024
Cash, beginning of the period	$3,685,043	$5,525,430
Restricted cash, beginning of the period	9,413	209,317
Total cash and restricted cash, beginning of the period	$3,694,456	$5,734,747

	September 30,	September 30,
	2025	2024
Cash, end of the period	$2,814,898	$3,789,806
Restricted cash, end of the period	10,283	209,622
Total cash and restricted cash, end of the period	$2,825,181	$3,999,428

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars, except for number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

CCSC Technology International Holdings Limited (“CCSC Cayman” or the “Company”), through its direct wholly-owned subsidiaries (collectively, the “Group”), is principally engaged in the manufacturing and sale of interconnect products, including connectors, cables and wire harnesses. The majority of the Group’s products are sold in Europe and Asia. The Group produces both original equipment manufacturer (“OEM”) and original design manufacture (“ODM”) interconnect products for manufacturing companies that produce end products, as well as for electronic manufacturing services companies, who procure and assemble products on behalf of such companies.

(b)	Organization

A reorganization of the Group’s legal structure (“Reorganization”) was completed on March 17, 2022. The unaudited condensed consolidated financial statements of the Group as of September 30, 2025 included the following entities:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
CCSC Cayman	October 19, 2021	Cayman Islands	Parent	Investment holding
CCSC Group Limited (“CCSC Group”)	October 19, 2021	BVI	100%	Investment holding
CCSC Technology Group Limited (“CCSC Technology Group”)	December 31, 1992	Hong Kong	100%	Sale of interconnect products
CCSC Interconnect Technology Limited (“CCSC Interconnect HK”)	July 3, 2007	Hong Kong	100%	Sale of interconnect products
Dongguan CCSC Interconnect Electronic Technology Limited (“CCSC Interconnect DG”)	June 28, 1993	Mainland China	100%	Manufacturing of interconnect products
CCSC Interconnect Technology Europe B.V. (“CCSC Interconnect NL”)	March 14, 2016	Netherlands	100%	Purchase of components
CCSC Technology Doo Beograd (“CCSC Technology Serbia”)	February 27, 2024	Serbia	100%	Manufacture of other electrical equipment

2.	LIQUIDITY

The Group incurred net losses of $971,143 and $744,320 for the six months ended September 30, 2025 and 2024, respectively. Net cash used in operating activities was $409,661 and $1,121,034 for the six months ended September 30, 2025 and 2024, respectively. Nevertheless, the Group believes that its current liquidity position is adequate to support its ongoing operations. As of September 30, 2025, the Group had working capital of $3,903,067, compared to working capital of $5,179,766 as of March 31, 2025. The Group also had cash of $2,814,898 as of September 30, 2025. The Group believes that its current cash and anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months following the issuance date of the unaudited condensed consolidated financial statements for the six months ended September 30, 2025.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

The results of operations for the six months ended September 30, 2025 and 2024 are not necessarily indicative of results to be expected for the full years ending or ended March 31, 2026 and 2025. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended March 31, 2025 and 2024.

(b)	Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

(c)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant accounting estimates include, but are not limited to allowance for credit losses, inventory write-down, useful lives of property, plant and equipment and intangible assets, recoverability of long-lived assets, and realization of deferred income taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currencies and foreign currency translation

The functional currency and reporting currency of the Group is the United States Dollar (“US$” or “$”). The Group’s direct wholly-owned operating subsidiaries in Hong Kong, mainland China, the Netherlands and the Serbia, use their respective currencies, Hong Kong dollar (“HK$”), Renminbi (“RMB”), Euro (“EUR”), and Serbian Dinar (“RSD”), as their functional currencies.

The financial statements of the Group’s direct wholly-owned operating subsidiaries were translated into the U.S. dollar using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the period for income and expense items. Assets and liabilities denominated in functional currencies at the balance sheet date were translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency was translated at the historical rate of exchange at the time of the capital contribution. Because cash flows were translated based on the average exchange rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	September 30, 2025		March 31, 2025		September 30, 2024
	Period-end spot rate	Average rate	Year-end spot rate	Average rate	Period-end spot rate	Average rate
$ against RMB	$1=RMB7.1190	$1=RMB7.1947	$1=RMB7.2163	$1=RMB7.2567	$1=RMB7.0176	$1=RMB7.2023
$ against EUR	$1=EUR0.8522	$1=EUR0.8684	$1=EUR0.9310	$1=EUR0.9263	$1=EUR0.8973	$1=EUR0.9194
$ against HK$	$1=HK$7.7809	$1=HK$7.8119	$1=HK$7.7930	$1=HK$7.7799	$1=HK$7.7693	$1=HK$7.8084
$ against RSD	$1=RSD99.8750	$1=RSD101.8102	$1=RSD108.1800	$1=RSD108.9620	$1=RSD107.54	$1=RSD105.00

(e)	Cash

Cash consists of cash on hand and cash in bank. The Group maintains cash with various financial institutions primarily in Hong Kong (“HK”), mainland China, the Netherlands and Serbia. The Group has not experienced any losses in bank accounts.

(f)	Restricted Cash

Restricted cash consists of rental guarantee deposits. The rental guarantee deposit for CCSC Interconnect NL’s office located in the Netherlands cannot be withdrawn without certain approval or notice. As of September 30, 2025 and March 31, 2025, the Group had restricted cash of $10,283 and $9,413, respectively.

(g)	Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to, which are stated at the original amount less the expected credit losses of accounts receivable. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group considers many factors in assessing the expected credit losses model, such as size, the age of the accounts, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Delinquent account balances are written off against the credit losses of accounts receivable after management has determined that the likelihood of collection is remote. As of September 30, 2025 and March 31, 2025, there were no credit losses recorded, as the Group considers all of the outstanding accounts receivable fully collectible.

(h)	Inventories

Inventories, primarily consisting of raw materials, work-in-process, finished goods and inventory in transit, are stated at the lower cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. The Group reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. The amounts of the inventory write-down to net realizable value, recognized in cost of sales, were $42,909 and $108,257 for the six months ended September 30, 2025 and 2024, respectively.

The Group combines the disclosure of gross inventory balances and inventory write-down in Note 5 during the six months ended September 30, 2025 as any write-down of inventory that establishes a new cost basis that is not subject to subsequent reversal, even if the inventory value recovers in future periods due to changes in market conditions.

(i)	Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and are depreciated on a straight-line basis over the estimated useful lives of the assets as follows. Land is not depreciated since it has an indefinite useful life.

Category	Estimated useful lives
Machinery and equipment	2 – 10 years
Office equipment, furniture and fixtures	2 – 5 years
Leasehold improvements	Lesser of useful life and lease terms
Motor vehicle	4 years
Land	Indefinite

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in other income or expenses.

(j)	Intangible assets, net

Intangible assets, net are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible assets are expected to be consumed or otherwise used up. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the asset as follows:

Category	Estimated useful lives
Software	5 years

(k)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of the carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairments of these long-lived assets for the six months ended September 30, 2025 and 2024.

(l)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash, restricted cash, accounts receivable, accounts payable, and accrued expenses and other current liabilities. As of September 30, 2025 and March 31, 2025, the carrying amounts of the Group’s financial instruments approximated to their fair value of the respective assets and liabilities based upon the short-term nature of these assets and liabilities.

The Group believes that the carrying amount of long-term loans, current portion approximate fair value at September 30, 2025 and March 31, 2025 based on the terms of the borrowings and current market rates, as the rates of the borrowings are reflective of the current market rates.

(m)	Commitments and contingencies

From time to time, the Group may be a party to various legal actions arising in the ordinary course of business. The Group accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended September 30, 2025 and 2024, the Group did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s unaudited condensed consolidated financial position, results of operations, and cash flows.

The Group had contractual payment obligations under its operating lease agreements with the landlords.

The Group entered into certain equipment purchase agreements with four independent third-party vendors, with future payments of $2.09 million, $0.82 million, $0.63 million, and $0.03 million, respectively. The payments were for the production equipment for the Serbia manufacturing plant of $2.09 million and $0.82 million and have been extended until the completion of the plant by December 2026. The $0.63 million payment relates to the procurement of equipment for the intelligent production demonstration platform and is payable upon confirmation of the acceptance of the platform, with payment expected to be made in fiscal year 2026. The remaining payment of $0.03 million for the production equipment, incurred in the ordinary course of the Group’s normal manufacturing operations, was settled in November 2025 following the completion of testing and final acceptance of such equipment.

(n)	Revenue recognition

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Group performs the following five steps:

Step 1:	Identify the contract with the customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when the Group satisfies a performance obligation

The Group manufactures and sells interconnect products, including connectors, cables and wire harnesses.

The Group recognizes revenue when it transfers its goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. The Group accounts for the revenue generated from sales of its products to its customers on a gross basis, because the Group is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Group’s contracts have single performance obligation as the promise is to transfer the individual goods at a fixed price to customers, and there are no other separately identifiable promises or financial component in the contracts.

The Group’s revenue is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Group’s products are sold with no right of return and the Group does not provide other credits or sales incentives to customers. Revenue is reported net of value added tax (“VAT”).

Disaggregation of Revenue

The Group disaggregates its revenue from contracts by product category and geographic regions, as the Group believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Group’s disaggregation of revenues for the six months ended September 30, 2025 and 2024 are disclosed in Note 15 to these unaudited condensed consolidated financial statements.

Contract assets and liabilities

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. Other than accounts receivable, the Group had no other material contract assets recorded on its unaudited condensed consolidated balance sheets as of September 30, 2025 and March 31, 2025, respectively.

The Group’s contract liabilities primarily relate to unsatisfied performance obligations when payment has been received from customers before the Group’s products are delivered, and are recorded as “advance from customers” on the unaudited condensed consolidated balance sheets. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expenses when incurred. Advance from customers amounted to $286,301 and $141,737 as of September 30, 2025 and March 31, 2025, respectively. Revenue included in the beginning balance of advance from customers and recognized in the six months ended September 30, 2025 and 2024 amounted to $37,610 and $207,293, respectively.

(o)	Cost of revenue

Cost of revenue consists primarily of (i) cost of materials; (ii) labor costs; (iii) inventory write-down; (iv) depreciation and amortization; and (v) rental expenses for the factory and employee dormitory. Depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities are capitalized as part of the cost of inventory, and expensed in costs of revenues when the inventory is sold.

(p)	Selling expenses

Selling expenses mainly consist of (i) staff costs, travelling expenses, and rental and depreciation related to selling and marketing functions; (ii) marketing and entertainment expenses for promotion; (iii) freight fees and transportation fees; and (iv) office, utility and other expenses.

(q)	General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for administrative personnel; (ii) agent and professional fees; (iii) office expenses, including expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

(r)	Research and development (“R&D”) expenses

R&D expenses mainly consist of (i) salaries, welfare and insurance expenses paid to R&D employees; (ii) costs of materials and components for the R&D activities; and (iii) manufacturing expenses for producing samples related to research and development activities.

(s)	Government subsidy

Government subsidy is recognized when there is a reasonable assurance that the Group will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss when the grant becomes receivable. Government subsidies received and recognized as other income totaled nil and $138,845 for the six months ended September 30, 2025 and 2024, respectively.

(t)	Employee Defined Contribution Plan

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing funds are provided to eligible full-time employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss amounted to $269,516 and $231,525 for the six months ended September 30, 2025 and 2024, respectively.

(u)	Leases

The Group leases premises for a factory and offices under non-cancellable operating leases.

ASC 842 requires that lessees recognize right-of-use (“ROU”) assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. ASC 842 distinguishes leases as either a finance lease or an operating lease on the unaudited condensed consolidated balance sheets that affects how the leases are measured and presented in the statement of operations and statement of cash flows (see Note 11).

Right-of-use (“ROU”) assets represent the Group’s right to use underlying assets including factory, vehicles and production equipment for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset, and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses and finance lease amortization expenses on a straight-line basis over the lease term.

Operating lease right-of-use of assets and finance lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. The Group has both operating lease and finance lease.

For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability. For finance lease, the amortization of the right-of-use asset is calculated on a straight-line basis over the lease term.

Operating lease liabilities and finance lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise.

Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(v)	Income taxes benefit

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Group records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which (1) the Group determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group records interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying unaudited condensed consolidated statements of operations. Accrued interest and penalties are included on the related tax liabilities line in the unaudited condensed consolidated balance sheets. The Group does not believe that there were any uncertain tax positions as of September 30, 2025 and March 31, 2025, respectively.

The Group’s operating subsidiary in mainland China is subject to examination by the relevant PRC tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

The Group’s operating subsidiary in Hong Kong are subject to examination by the Hong Kong Inland Revenue Department (the “HKIRD”) if the HKIRD has doubts regarding the source of income, the completeness and accuracy of the tax returns filed by the taxpayers. According to the Inland Revenue Ordinance, the taxpayers are required to keep sufficient records of income and expenditure for a period of not less than seven years to enable the assessable profits to be readily ascertained.

(w)	Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The Group is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

The VAT is based on gross sales price. The mainland China VAT rate is 13% for taxpayers selling consumer products, and was 16% prior to April 1, 2021. The primary applicable rate of the Netherlands VAT is 21% for the six months ended September 30, 2025 and 2024, and there is no VAT tax in Hong Kong.

(x)	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (the “CODM”) in order to allocate resources and assess the performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s CODM for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on management’s assessment, the Group has determined that it has one operating segment as defined by ASC 280 (see Note 15).

The Group has concluded that unaudited condensed consolidated net loss is the measure of segment profitability. The CODM assesses performance of the Group, monitors budget versus actual results, and determines how to allocate resources based on unaudited condensed consolidated net loss as reported in the unaudited condensed consolidated statements of operations and comprehensive loss. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

The Group expanded its segment disclosures by providing additional information on long-lived assets by geographic region during the six months ended September 30, 2025 in Note 15. When the measurement of a segment significantly changes or additional disclosure dimensions are introduced, prior period amounts and balances are reclassified to conform to the current period’s presentation to ensure comparability. It does not impact any previously reported results of operations or financial position.

(y)	Loss per share

The Group computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to shareholders of the Group by the weighted average Ordinary Shares outstanding during the period. Diluted EPS take into account the potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised and converted into Ordinary Shares. As of September 30, 2025 and March 31, 2025, there were no dilutive shares.

(z)	Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income. The foreign currency translation adjustment resulting from translation of the unaudited condensed consolidated financial statements expressed in RMB and other foreign currencies to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of operations and comprehensive loss.

(aa)	Concentration and credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash, restricted cash and accounts receivable. As of September 30, 2025 and March 31, 2025, the aggregate amounts of cash and restricted cash of $533,082 and $691,695, respectively, were held at major financial institutions located in mainland China, and the aggregate amounts of cash and restricted cash of $2,292,099 and $3,002,761, respectively, were deposited with major financial institutions located outside mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by a group of counterparties that share similar attributes. Substantially all of the Group’s sales are made to customers that are located primarily in Europe, Asia and the Americas. The Group’s operating results could be adversely affected by government policies on exporting businesses, foreign exchange rate fluctuations, and local market condition changes.

There were two customers who individually accounted for approximately 14.6% and 10.2% of the Group’s total revenue for the six months ended September 30, 2025, respectively. There were three customers who individually accounted for approximately 10.0%, 14.7%, and 11.7% of the Group’s total revenue for the six months ended September 30, 2024, respectively.

There was one customer who accounted for approximately 20.9% of the Group’s accounts receivable balance as of September 30, 2025. There were two customers who individually accounted for approximately 12.3% and 10.6% of the Group’s accounts receivable balance as of March 31, 2025, respectively.

There was no single supplier that accounted for over 10% of the Group’s total purchases for the six months ended September 30, 2025. There was one supplier who accounted for approximately 10.1% of the Group’s total purchases for the six months ended September 30, 2024.

There was one supplier who accounted for approximately 10.9% of the Group’s accounts payable balance as of September 30, 2025. There was one supplier who accounted for approximately 12.2% of the Group’s accounts payable balance as of March 31, 2025.

(bb)	Related parties and transactions

The Group identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Related parties, which can be a corporation or individual, are considered to be related if the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(cc)	Risks and uncertainties

The Group has substantial operations in China through its PRC subsidiaries. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Group’s operations.

The uncertainties associated with the ongoing Russia-Ukraine war may cause the Group’s future revenue and cash flows to underperform due to significant increases in raw material purchase prices and disruptions of the global supply chain. Any potential impact on the Group’s operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and the new development of the Russia-Ukraine war, of which are beyond the Group’s control and cannot be reasonably predicted as of the date of this report.

(dd)	Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements and disclosures.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and will not become effective for any entity. The Group does not expect the adoption of ASU 2023-06 to have a material impact on its unaudited condensed consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for the Group’s annual reporting for the fiscal year ended March 31, 2028 and for interim period reporting beginning in the fiscal year ended March 31, 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact that the adoption of this standard will have on its unaudited condensed consolidated financial statements and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

4.	ACCOUNTS RECEIVABLE

Accounts receivable amounted to $2,803,083 and $2,495,301 as of September 30, 2025 and March 31, 2025, respectively, and no allowance for credit losses was recorded for either balance.

Approximately 96.8%, or $2,712,159, as of September 30, 2025, of the accounts receivable balance has been subsequently collected as of the date the of the Group’s unaudited condensed consolidated financial statements are released. The following table summarizes the Group’s outstanding accounts receivable and subsequent collection by aging bucket:

Accounts receivable by aging bucket	Balance as of September 30, 2025 (Unaudited)	Subsequent collection (1)	% of subsequent collection (1)
Overdue but within 1 year	$600,530	$593,881	98.9%
Not yet due	2,202,553	2,118,278	96.2%
Total gross accounts receivable	2,803,083	2,712,159	96.8%
Allowance for credit losses	-	-	-
Accounts receivable	$2,803,083	$2,712,159	96.8%

Accounts receivable by aging bucket	Balance as of March 31, 2025	Subsequent collection (1)	% of subsequent collection (2)
Overdue but within 1 year	$541,427	$539,723	99.7%
Not yet due	1,953,874	1,953,876	100.0%
Total gross accounts receivable	2,495,301	2,493,599	99.9%
Allowance for credit losses	-	-	-
Accounts receivable	$2,495,301	$2,493,599	99.9%

(1)	The subsequent collections reflected herein are as of December 22, 2025.
(2)	As of December 22, 2025, 99.7% of the overdue amounts (within one year) and 100.0% of the amounts not yet due had been collected.

5.	INVENTORIES

Inventories consisted of the following:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Raw materials	$941,855	$813,306
Finished goods	212,370	223,854
Work in process	146,360	158,182
Inventory in transit (1)	615,932	566,538
Inventories	$1,916,517	$1,761,880

(1)	Inventory in transit represents products shipped but not received by customers as of the condensed consolidated balance sheet dates, primarily under Delivered Duty Paid and other contractually agreed delivery terms, under which control of the goods does not transfer to customers until delivery is accepted.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Deductible VAT-Input (1)	$209,366	$352,585
Income tax recoverable (2)	455,010	452,598
Prepaid expenses (3)	159,660	231,683
Advances to vendors (4)	156,817	7,172
Others	31,610	21,994
Prepaid expenses and other current assets	$1,012,463	$1,066,032

(1)	The Group’s PRC and Netherlands subsidiaries, CCSC Interconnect DG and CCSC Interconnect NL are VAT general taxpayers which are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. Deductible VAT- Input represents the qualified input VAT from purchase of raw materials exceeds the output VAT from sales of products. Such amount can be used to offset future VAT tax liabilities.

(2)	The Group’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayments to Hong Kong based on estimated taxable income based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which is assessed by local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year. The Group recorded income tax recoverable of $455,010 and $452,598 as of September 30, 2025 and March 31, 2025, respectively.

(3)	Prepaid expenses primarily consist of prepayments for directors’ and officers’ liability insurance, marketing promotion services, and system usage fees and development costs.

(4)	Advances to vendors primarily represent prepayments to suppliers for raw material purchases.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Machinery equipment	$2,655,492	$2,606,707
Land (1)	567,198	523,654
Office equipment	454,122	447,411
Leasehold improvements	416,629	414,389
Motor vehicle	155,497	154,598
Furniture	23,696	22,971
Subtotal	4,272,634	4,169,730
Less: accumulated depreciation	(3,467,994)	(3,330,713)
Property, plant and equipment, net	804,640	839,017

Construction in progress	16,184	14,942
Total property, plant and equipment, net	$820,824	$853,959

(1)	In June 2024, CCSC Technology Serbia signed a purchase agreement on real estate to purchase 4 lots of agricultural land located in Serbia.

Depreciation expenses were $97,669 and $88,632 for the six months ended September 30, 2025 and 2024, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Software	$655,310	$609,099
Less: accumulated amortization	(556,757)	(525,193)
Intangible assets, net	$98,553	$83,906

Amortization expenses were $24,179 and $19,535 for the six months ended September 30, 2025 and 2024, respectively.

9.	Other non-current assets

Other non-current assets consisted of the following:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Prepayments for long-term equipment and mold models (1)	$3,812,060	$3,391,103
Deposits and others (2)	121,554	119,260
Other non-current assets	$3,933,614	$3,510,363

(1)	Prepayments for long-term equipment and mold models represent advances to suppliers, primarily relating to equipment of CCSC Technology Serbia. Recognition as property, plant and equipment is contingent upon the completion of the plant’s construction. The remaining balance will be settled when the equipment is delivered and installed. The Group expects the equipment to be recognized as property, plant and equipment by December 2026.

(2)	Deposits are rental security payment to the landlords that the Group will hold for more than one year, which will be refunded upon maturity of the leases.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Accrued payroll and employee benefits (1)	$1,152,774	$1,206,543
Marketing promotion service payables	129,017	-
Others (2)	132,282	138,667
Total	$1,414,073	$1,345,210

(1)	Accrued payroll and employee benefits mainly include employee salary accrued for current month and is to be paid in the following month, plus accrued employee social security insurance and housing fund in accordance with PRC labor laws.

(2)	Others mainly include rent payables, utilities payables, professional service fees payable, as well as miscellaneous expenses to support the Company’s daily operations.

11.	LEASES

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. ROU assets represent the Group’s right to use an underlying asset over the lease term and lease liabilities represent the Group’s obligation to make lease payments derived from the lease.

Operating lease and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

On September 1, 2022, the Group entered into a supplementary lease agreement for its office space. The original lease had an initial term of three years, expiring on April 30, 2019, and was subject to automatic renewal for successive three-year periods unless terminated in accordance with the agreement. As of September 30, 2025, the lease is scheduled to expire on April 30, 2028.

On September 1, 2022, the Group renewed leased plants with an original lease term that expired on August 31, 2022 and extended the lease term for another five years to August, 2027.

On November 7, 2023, the Group renewed finance-leased equipment with an original lease term that expired on August 20, 2023, and extended the lease term for another five years to February 19, 2028. Pursuant to the terms of the lease agreement, upon expiration of the renewed lease term, the Group will acquire ownership of the equipment without any additional payment obligation.

On November 23, 2023, the Group combined and renewed its leased office space under two existing leases that were set to expire on November 30, 2023, and extended the lease term for another two years to November 30, 2025. The Group is in the process of further renewing the lease for an additional two-year term as of the date of this report.

On December 24, 2024, the Group entered into a finance lease agreement for a vehicle with monthly payments through June 20, 2029. Ownership of the vehicle will transfer to the Group at the expiration of the lease.

Balance sheet information related to ROU assets and lease liabilities are as follows:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Operating lease right-of-use assets	$1,753,018	$1,835,921
Accumulated amortization of operating lease right-of-use assets	(764,035)	(729,897)
Operating lease right-of-use assets, net	$988,983	$1,106,024

Operating lease liabilities, current	$494,005	$473,116
Operating lease liabilities, non-current	495,750	633,249
Total operating lease liabilities	$989,755	$1,106,365

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Finance lease right-of-use assets	$182,986	$203,764
Accumulated amortization of finance lease right-of-use-assets	(11,766)	(9,286)
Finance lease right-of-use assets, net	$171,220	$194,478

Finance lease liabilities, current	$37,651	$36,277
Finance lease liabilities, non-current	109,001	127,834
Total Finance lease liabilities	$146,652	$164,111

The weighted average remaining lease terms and discount rates for the operating lease and finance lease as of September 30, 2025 and March 31, 2025 are as follows:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)
Operating lease	1.97	2.34
Finance lease	3.62	4.11
Weighted average discount rate (1)
Operating lease	4.52%	4.77%
Finance lease	6.16%	6.15%

(1)	The weighted-average discount rate is calculated on the basis of both (i) the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date; and (ii) the remaining balance of the lease payments for each lease as of the reporting date. The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

The components of lease expenses for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
Operating lease:
Operating lease expense	$347,608	$293,719
Short-term lease expense	37,958	22,314
Total operating lease expenses	385,566	316,033
Finance leases:
Amortization expense	23,609	2,326
Interest expense	4,942	372
Total finance lease expenses	28,551	2,698
Total lease expenses	$414,117	$318,731

For the six months ended September 30, 2025 and 2024, cash paid for operating leases was $286,342 and $287,263, and cash paid for finance leases was $22,735 and $2,580, respectively.

The following table summarizes the maturity of lease liabilities and future minimum payments of leases as of September 30, 2025:

	Operating lease	Finance lease
Twelve months ending September 30,
2026	$526,244	$45,686
2027	476,992	45,686
2028	28,873	42,206
2029	-	30,349
Total lease payments	1,032,109	163,927
Less: imputed interest	(42,354)	(17,275)
Total lease liabilities	$989,755	$146,652

12.	TAXATION

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and the BVI, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$ 2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profit tax during the periods presented.

Serbia

The Group’s subsidiary, CCSC Technology Serbia, which was incorporated and operated in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was established in February 2024 and did not have taxable income for the six months ended September 30, 2025 and 2024.

Netherlands

CCSC Interconnect NL, which was incorporated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR 200,000 (EUR 395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2025 and 2024. CCSC Interconnect NL was not subject to income tax, as it had no taxable income during the periods presented.

Mainland China

Generally, CCSC Interconnect DG is considered mainland China resident enterprises under the PRC tax law, are subject to enterprise income tax on their worldwide taxable income, as determined under the PRC tax laws and accounting standards at a statutory income tax rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. The Group’s subsidiary, CCSC Interconnect DG, was qualified as a HNTE as of December 2, 2019, and renewed its HNTE status on December 22, 2022, making it eligible for the preferential tax rate of 15% from 2022 to 2024. In December 2025, CCSC Interconnect DG renewed its HNTE qualification, with the renewed certificate valid from 2025 to 2027, during which period the subsidiary remains eligible to enjoy the preferential tax rate of 15% subject to taxable income under the EIT Laws.

Tax saving as a result of HNTE were nil and $83,039 for the six months ended September 30, 2025 and 2024, respectively. The benefit of the tax saving on net income per share (basic and diluted) was nil and $0.01 for the six months ended September 30, 2025 and 2024, respectively.

The EIT Laws also impose a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the State Administration of Taxation in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE). The Group did not record any dividend withholding tax on the retained earnings of its FIEs China, as the Group intends to reinvest all earnings in China to further expand its business in China, and its FIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

The income tax provision consisted of the following components:

	For the six months ended September 30,
	2025	2024
Current income tax expense:
PRC	$-	$-
Hong Kong	-	-
Serbia	-	-
Total current income tax expense	-	-
Deferred income tax benefit:
PRC	(55,211)	(34,949)
Hong Kong	(47,257)	(155,386)
Other	(3,399)	(1,485)
Total deferred income tax benefit	(105,867)	(191,820)
Total income tax benefit	$(105,867)	$(191,820)

The pretax income by major tax jurisdictions is as follows:

	For the six months ended September 30,
	2025	2024
Loss before tax
PRC	$(53,557)	$80,129
Hong Kong	(265,020)	(1,064,176)
Serbia	(22,661)	(47,844)
Cayman	(821,985)	(44,458)
Other	86,213	140,209
Total	$(1,077,010)	$(936,140)

A reconciliation between the Group’s actual provision for income taxes and the provision under the PRC statutory rate is as follows:

	For the six months ended September 30,
	2025	2024
Loss before income tax	$(1,077,010)	$(936,140)
PRC statutory tax rate	25%	25%
Computed income tax benefit with statutory Enterprise Income Tax rate	(269,253)	(234,035)
Additional deduction for R&D expenses	(82,774)	(83,039)
Effect of preferential tax rates for PRC subsidiary	36,807	23,299
Changes in valuation allowance	(22,316)	(7,098)
Effect of different tax rates in jurisdictions other than the PRC*	190,043	72,817
Tax effect of non-taxable income and non-deductible items	41,626	36,236
Income tax benefit	$(105,867)	$(191,820)

*	The effect of different tax rates in jurisdictions other than PRC derived from CCSC Technology Group, CCSC Interconnect HK and CCSC Technology Serbia.

For the six months ended September 30, 2025 and 2024, no cash paid for income tax and no cash was received from income tax refund during these periods.

As of September 30, 2025 and March 31, 2025, the significant components of the deferred tax assets were summarized below:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Deferred tax assets:
Net operating loss carried forward	$679,992	$590,581
Inventory provision allowance	60,912	59,949
Total deferred tax assets	740,904	650,530
Valuation allowance	(69,585)	(91,847)
Deferred tax assets, net	$671,319	$558,683

The Group periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Group’s future realization of deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. As of September 30, 2025 and March 31, 2025, the Group’s subsidiary, CCSC Technology Group, reported a net operating loss of $421,729 and $556,651, respectively. As CCSC Technology Group suffered net operating losses in prior periods as a holding company in Hong Kong, the Group has concluded that it is more likely than not that the deferred tax assets generated from CCSC Technology Group would not be utilized in the future. Accordingly, the Group provided valuation allowance of $69,585 and $91,847 for the deferred tax assets of CCSC Technology Group as of September 30, 2025 and March 31, 2025, respectively.

As of September 30, 2025 and March 31, 2025, net operating loss carryforwards of the Group’s PRC subsidiary amounted to $2,378,012 and $1,979,920, respectively, which will expire in 2034 and 2035, if not used. As of September 30, 2025 and March 31, 2025, net operating loss carryforwards of the Company’s Hong Kong subsidiaries amounted to $1,879,242 and $1,724,800, respectively, which have no expiration date and will be carried forward indefinitely. These net operating loss carryforwards allow the Group’s subsidiary to offset future taxable income with these losses and potentially reduce its tax liabilities in profitable years.

The movements of valuation allowance of deferred tax assets are as follows:

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Balance at beginning of the period	$91,847	$121,016
Additions	-	-
Reversal	(22,316)	(29,730)
Foreign currency translation adjustments	54	561
Balance at end of the period	$69,585	$91,847

As of September 30, 2025 and March 31, 2025, the Group had income taxes payable of $12,688 and $11,614, respectively.

The Group also had income tax recoverable of $455,010 and $452,598 as of September 30, 2025 and March 31, 2025, respectively. The Group’s Hong Kong subsidiaries, CCSC Technology Group and CCSC Interconnect HK, make income tax prepayment to Hong Kong tax authority based on the preceding year’s taxable income. This payment is used to offset against the actual income tax liability which is assessed by the local tax authority at year-end based on actual taxable income generated by CCSC Technology Group and CCSC Interconnect HK. Any overpayment will be refundable in accordance with Hong Kong tax laws when the final income tax liability is determined based on actual taxable income generated during the year (see Note 6).

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended September 30, 2025 and 2024, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. According to Hong Kong Inland Revenue Ordinance, the year of assessment or within six years after the year of assessment are subject to examination for by the Hong Kong tax authorities.

13.	RELATED PARTY TRANSACTIONS

Related parties

The Company’s related parties with which the Company had transactions include its subsidiaries, any director or executive officers of the Company and his or her immediate family members, as well as any shareholders owning more than 5% of the Company’s ordinary shares.

Name of Related Party	Relationship to the Company
Dr. Chi Sing Chiu	The controlling shareholder and chairman of the board of director of the Company

Ms. Woon Bing Yeung	A shareholder of the Company and spouse of Dr. Chi Sing Chiu

The balance of related parties as of September 30, 2025 and March 31, 2025 was nil. There were no related party transactions for the six months ended September 30, 2025 and 2024, respectively.

14.	Equity

Ordinary Shares

On January 17, 2024, the Company completed its initial public offering and was listed on the Nasdaq Capital Market under the symbol “CCTG”. 1,375,000 ordinary shares were issued at a price of $4.00 per share. On February 8, 2024, the underwriters exercised their over-allotment option in full to purchase an additional 206,250 ordinary shares of the Company at the public offering price of $4.0 per share. The net proceeds were $3.6 million after deducting underwriting discounts and commissions, and other issuance expenses.

On September 10, 2024, the authorized share capital of the Company was increased from 100,000,000 ordinary shares to 500,000,000 ordinary shares of a par value of $0.0005 each. The Company also implemented a dual class structure of its share capital, and reclassified the authorized share capital of 500,000,000 ordinary shares to 495,000,000 Class A ordinary shares and 5,000,000 Class B ordinary shares. The dual-class share structure was retroactively applied as if the transaction occurred at the beginning of the period presented.

As of September 30, 2025 and March 31, 2025, the Company’s issued Class A ordinary shares were 6,581,250 and 6,581,250, respectively, and issued Class B ordinary shares were 5,000,000 and 5,000,000, respectively.

Restricted Net Assets

A significant portion of the Company’s operations are conducted through its PRC subsidiary. The Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiary. Relevant PRC and regulations permit payments of dividends by PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after an entity has met the requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the board of directors of the Company. Paid-in capital of the Company’s PRC subsidiary included in the Group’s unaudited condensed consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. As of September 30, 2025 and March 31, 2025, net assets restricted in the aggregate, which included paid-in capital and statutory reserve funds of the Company’s PRC subsidiary, that were included in the Group’s unaudited condensed consolidated net assets, were approximately $2,411,781 and $2,411,781, or 24.2% and 22.5% of the Group’s total net assets, respectively.

15.	SEGMENT INFORMATION

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the Company’s chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that it only has one operating segment.

The Group has concluded that unaudited condensed consolidated net loss is the measure of segment profitability. The CODM assesses performance of the Group, monitors budget versus actual results, and determines how to allocate resources based on unaudited condensed consolidated net loss as reported in the unaudited condensed consolidated statements of operations and comprehensive loss. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

Revenue by products

The Group’s revenue derived from different products is as below:

	For the six months ended September 30,
	2025	2024
Cable and wire harness	$7,830,157	$8,604,502
Connectors	635,431	613,957
Total	$8,465,588	$9,218,459

Geographic information

The majority of the Group’s revenue for the six months ended September 30, 2025 and 2024 was generated from product sales to different geographic areas including Europe, Asia and Americas. The following table sets forth the disaggregation of revenue by geographic area:

	For the six months ended September 30,
	2025	2024
Europe	$4,971,949	$5,626,272
Asia	2,896,950	2,736,289
Americas	596,689	855,847
Others	-	51
Total	$8,465,588	$9,218,459

Long-lived assets by Geography

	As of September 30,	As of March 31,
	2025	2025
	(Unaudited)
Europe	$701,883	$541,543
Asia	5,311,311	5,207,187
Total	$6,013,194	$5,748,730

16.	SUBSEQUENT EVENTS

On October 2, 2025, the Company closed a follow-on public offering, issuing (i) 11,766,627 Class A ordinary shares, par value $0.0005 per share, and (ii) 23,533,254 warrants to purchase an equal number of Class A ordinary shares (the “Warrants”), at an exercise price of $0.72 per share, exercisable upon issuance and having a term of five years from the initial exercise date. The Class A ordinary shares and the Warrants were sold at a combined public offering price of $0.60 per share and accompanying Warrants. Each Class A ordinary share was sold together with two Warrants.

Following the completion of the offering, the Company had 18,347,877 Class A ordinary shares outstanding (compared to 6,581,250 Class A ordinary shares outstanding as of September 30, 2025) and 5,000,000 Class B ordinary shares outstanding. The share amounts exclude any Class A ordinary shares underlying the Warrants issued in the offering.

The Company received net proceeds of approximately $6.34 million from the offering, which were calculated based on gross offering proceeds of $7.06 million, less placement agent commissions of $0.28 million and offering expenses of approximately $0.44 million.

The Group has performed an evaluation of subsequent events through the date of the unaudited condensed consolidated financial statements which were issued, and determined that no other events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.